Exhibit 10.11

November 3, 2017

Adam D. Cutler 845 Claflin Ave

Mamaroneck, NY 10543

Dear Adam,

On behalf of Molecular Templates, Inc. (“MTEM” or the “Company”), I am pleased to offer you (“you” or the “Executive”) the position of Chief Financial Officer, reporting directly to me.

Total Rewards

Annual Salary

Your salary will be paid at the rate of $31,666.67 per month ($380,000.00 annualized) less payroll deductions and all required withholdings. Your salary will be paid in 24 installments annually or under such similar payroll procedure.

Target Bonus

You will be eligible to receive a target discretionary annual bonus of 35% of your base salary. Actual bonus awards may be above or below the targeted amount based on the Company’s performance and your individual performance, subject to MTEM’s policy for paying annual bonuses set forth in MTEM’s Employee Handbook, as may be amended from time to time. Your 2017 bonus, if any, will be prorated based on your start date of November 13, 2017.

Whether the Company awards bonuses for any given year, the allocation of the bonuses for Company and individual performance, and the amounts of such bonuses, if awarded, will be in the sole discretion of the Company as determined by its Compensation Committee of the Board of Directors (the “Committee”). If the Committee approves payment of bonuses for any given year, the bonus amounts generally will be determined and paid within the first calendar quarter of the year based on the prior year’s performance. To incentivize you to remain employed with MTEM, you must be employed on the date any bonus is paid in order to earn the bonus. If your employment terminates for any reason prior to the payment of the bonus, then you will not have earned the bonus and will not receive any portion of it. Notwithstanding the foregoing, if MTEM terminates your employment without “Cause” (as defined in MTEM’s 2014 Equity Incentive Plan) after the close of the fiscal year and prior to payment of the bonus, the Company will pay you any bonus awarded by the Compensation Committee on or before March 15.

Equity Incentives

Subject to approval by the Committee, you will be granted an initial new hire option to purchase 225,000 shares of the Company’s common stock, subject to the terms and conditions of MTEM’s 2014 Equity Incentive Plan and a stock option grant notice and agreement that will be provided to you. The grant agreement will include a four

(4)year vesting schedule, such that 25% of the shares will vest on the first anniversary of the commencement of your employment, with the balance vesting in equal monthly installments over the subsequent thirty-six (36) months, until either your option shares are fully vested or your employment ends, whichever occurs first. The stock option award vesting is subject to acceleration in certain circumstances following a Change in Control, as set forth below under “Termination Without Cause in Connection With a Change in Control”. In the event that your employment is terminated by MTEM Without Cause or by you for Good Reason (as defined below under "Good Reason Definition"), any unvested portion of the stock options as well as any other option or equity award subsequently granted under any applicable equity incentive plan of MTEM shall vest in full and MTEM's right to repurchase, if any, shall lapse in its entirety.

Annually, you will be eligible to participate in any long-term incentive plan in effect at a level commensurate with your position and role with MTEM under such plan’s terms and conditions.

Benefits

You will be eligible to receive MTEM’s complete package of wellness and insurance benefits. MTEM may, in its sole discretion, discontinue or modify any such plans, programs or practices at any time, with or without notice. Details about these benefit plans will be made available for your review.

Paid Time Off

Vacation. You are eligible for three weeks of paid vacation during each fiscal year at times that are mutually convenient for you and the Company.

Holidays. You are eligible for paid holidays. These holidays are listed in our employee handbook.

At-Will Employment; Termination; Severance

Acknowledgement. Your employment with MTEM is “at will,” which means you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying MTEM, and likewise, MTEM may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except in a writing signed by a Company officer.

Termination in General. In the event your employment with MTEM terminates for any reason, you will receive (i) your base salary through the date of termination; (ii) reimbursement of all expenses for which you are entitled to be reimbursed, but for which you have not yet been reimbursed; and (iii) if you participate in MTEM’s group health plans, the right to continue health care benefits under COBRA, at your cost, to the extent required and available by law.

Termination Without Cause or for Good Reason. In the event MTEM terminates your employment without “Cause” (as defined in MTEM’s 2014 Equity Incentive Plan) or you terminate your employment for Good Reason (as defined and described below under "Good Reason Definition"), in addition to (i), (ii) and (iii) above, provided you execute, deliver to MTEM and do not revoke a separation agreement and general release, with terms reasonably requested by MTEM in a form substantially similar to other separation agreements entered into by MTEM, within 60 days following your last date of employment, the Company will pay you severance pay at a rate equal to 100% of your base salary, (less applicable withholding), for a period of nine months from the date of such termination, plus the annual target bonus amount that you are eligible to earn for the year in which termination or resignation occurs, prorated based on the number of days of employment in such year, to be paid periodically in accordance with MTEM’s normal payroll practices, and MTEM will pay or, at your option, reimburse your COBRA premiums for a period of nine months commencing on the first date in which you lose health care coverage under MTEM's health plans as a result of your termination from employment with MTEM, provided that you timely elect COBRA coverage. Payments will commence on the next payroll period following the date the separation agreement becomes enforceable, provided that if the 60-day period to sign the separation agreement extends into the following calendar year, the payments will begin in the new calendar year. The first payment will include all amounts due to you under this paragraph through that date. In addition, any unvested portion of your stock options and any other option or equity award subsequently granted under any applicable equity incentive plan of MTEM shall vest in full and MTEM's right to repurchase, if any, shall lapse in its entirety.

Termination Without Cause in Connection With a Change in Control. In the event that a Change in Control (as defined in MTEM’s 2014 Equity Incentive Plan) occurs during your employment with us and MTEM terminates your employment without Cause (as defined in MTEM’s 2014 Equity Incentive Plan) three months prior to or twelve months after the Change in Control, provided you execute, deliver to MTEM and do not revoke a separation agreement and general release, with terms reasonable requested by MTEM in a form substantially similar to other separation agreements entered into by MTEM, within 60 days following your last date of employment, the Company will (i) pay you in lieu of the severance benefit described in the preceding paragraph, a lump sum amount equal to one times (1x) the sum of your current base salary and your annual target bonus, and (ii) accelerate your vesting in all Company time-based equity awards that you then hold. All stock options then held by you shall immediately become exercisable in full and any other stock awards held by you will become free of restrictions. MTEM will pay you the lump sum severance payment on the next payroll period following the date the separation agreement becomes enforceable, provided that if the 60-day period to sign the separation agreement extends into the following calendar year, the lump sum payment will be made in the new calendar year.

Good Reason. For purposes of this Agreement, “Good Reason” shall mean, without Executive’s written consent:

(i)	there is a material reduction in Executive’s Base Salary (except where there is a general reduction applicable to the management team generally),
(ii)	there is a material reduction in Executive’s overall responsibilities or authority, title, reporting relationships, or scope of duties;
(iii)

there is a requirement by the Company that Executive perform an act or not perform an act that Executive reasonably believes violates a law, rule or regulation or constitutes fraud or violates a clear mandate of public policy or clear principle of professional ethics or

(iv)	there is a failure by the Company to comply with any of the provisions of this letter or to pay or award any sums or awards due under this letter
(v)

there is a material change in the geographic location at which Executive must perform his services; provided, that in no instance will the relocation of Executive to a facility or a location of thirty (30) miles or less from Executive’s then current office location be deemed material for purposes of this Agreement.

Termination for Good Reason is established for purposes of this letter by you providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within ninety (90) days of you becoming aware of those grounds and a reasonable opportunity for the Company to cure the conditions giving rise to such Good Reason, which shall not be more than thirty (30) days following the date of receipt of such written notice from Executive. If the Company cures the conditions giving rise to such Good Reason within thirty (30) days of the date of receipt of such notice, you will not be entitled to severance payments and/or benefits contemplated by Termination for Good Reason if you thereafter resign from the Company based on such grounds.

Section 280G.

If any payment or benefit Executive would receive under this letter, when combined with any other payment or benefit Executive receives pursuant to a Change in Control (for purposes of this section, a “Payment”) would: (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be either: (A) the full amount of such Payment; or (B) such lesser amount (with cash payments being reduced before stock option compensation) as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employments taxes, income taxes, and the Excise Tax, results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.

Section 409A.

(a)In the event that the payments or benefits upon termination as set forth in this letter constitute “non-qualified deferred compensation” subject to Section 409A, then the following conditions apply to such payments or benefits:

(i)Any termination of Executive’s employment triggering payment of benefits pursuant to this letter must constitute a “separation from service” under Section 409A before distribution of such benefits can commence. To the extent that the termination of Executive’s employment does not constitute a separation of service under Section 409A, as the result of further services that are reasonably anticipated to be provided by Executive to Company at the time Executive’s employment terminates, any such payments pursuant to this letter that constitute deferred compensation under Section 409A shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A. For purposes of clarification, this section shall not cause any forfeiture of benefits on Executive’s part, but shall only act as a delay until such time as a “separation from service” occurs.

(ii)Notwithstanding any other provision with respect to the timing of payments pursuant to this letter if, at the time of Executive’s termination, Executive is deemed to be a “specified employee” of Company within the meaning of Section 409A(a), then limited only to the extent necessary to comply with the requirements of Section 409A, any payments to which Executive may become entitled pursuant to this letter which are subject to Section 409A (and not otherwise exempt from its application) shall be withheld until the first (1st) business day of the seventh (7th) month following the termination of Executive’s employment, at which time Executive shall be paid an aggregate amount equal to the accumulated, but unpaid, payments otherwise due to Executive under the terms of this letter.

(b)It is intended that each installment of the payments and benefits provided pursuant to this letter shall be treated as a separate “payment” for purposes of Section 409A. Neither Company nor Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

(c)Notwithstanding any other provision of this letter to the contrary, this letter shall be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Section 409A, or the payment of increased taxes, excise taxes or other penalties under Section 409A. The parties intend this letter to be in compliance with Section 409A. Executive acknowledges and agrees that Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this letter, including but not limited to consequences related to Section 409A.

Confidentiality

As a MTEM employee, you will be expected to abide by Company rules and regulations and sign and comply with the Company’s Proprietary Information and Inventions Agreement which prohibits unauthorized use or disclosure of company proprietary information.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

You represent that you are not a party to any agreement that would prohibit you from entering into employment with the Company and have otherwise brought to the Company’s attention any agreement that purports to restrict the activities in which you can engage on behalf of the Company.

This letter, together with the Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your agreement with MTEM. The terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. Changes in your agreement terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. As required by law, this offer is subject to satisfactory proof of your right to work in the United States of America.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your employment offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

The terms of this letter are governed by the laws of New Jersey without regard to its or any other state’s conflict of law rules.

Please sign and date this letter and return it to the Company by November 7, 2017, if you wish to accept employment at MTEM under the terms described above.

We welcome you to the Molecular Templates team and look forward to your contribution to our success.

/s/ Eric Poma, PhD {MTEM Supervisor)

Eric Poma, PhD

Chief Executive Officer & Chief Scientific Officer

Accepted:

Date:

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